"ТУБӘН КАМА НЕФТЕХИМ"
АЧЫК АКЦИОНЕРЛЫК ҖӘМГЫЯТЕ
423574, Түбән Кама шәһәре
Татарстан Республикасы

"НИЖНЕКАМСКНЕФТЕХИМ"
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574, г. Нижнекамск
Республика Татарстан

Телетайп: "МАЯК" 724614, 724620; телефон: (8555) 37-71-81,37-78-38; факс: (8555) 37-93-09, (095) 255-38-21
ОКПО 05766801; ИНН № 1651000010; www.nknh.ru.

№ 24342/35-4-2 "13" 11 2006г.

Securities and Exchange Commission
Division of corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: "Nizhnekamskneftekhim" Inc.
Exemption No.: 82-4791

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" Inc.'s exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii) enclosed please find.

Message
about holding the extraordinary shareholders' meeting

Dear shareholder,

In accordance with the Federal Law "On Joint-Stock Companies", the extraordinary general shareholders' meeting will be held on the initiative of the Board of Directors of Nizhnekamskneftekhim Inc. on December 11, 2006.

The form of holding the meeting – **absent voting**
Postal address for sending the filled in ballot papers for voting:

Nizhnekamskneftekhim Inc., 423574 Nizhnekamsk, Tatarstan Republic

The list of persons, having the right to participate in the meeting, was compiled on October 26, 2006, 18:00 p.m. of Moscow time.
The authorized representatives of persons entitled to participate in the meeting, should send, together with the filled in ballot papers for voting, the power of attorney (the original) for transferring to them the right of participation in the meeting, which is filled in according to the requirements of Paragraph 1of the Article 57 of the Federal Law "On Joint-Stock Companies" and Paragraphs 4 and 5 of the Article 185 of the Civil Code of the Russian Federation.

The date of expiry of ballot accepting period: **December 11, 2006,** 15:00 of Moscow time.

dw 11/30

AGENDA:

1. **Entering changes into the Articles of Incorporation of "NIZHNEKAMSKNEFTEKHIM INC.", related to the statements on the announced actions.**
2. **The increase of the authorized capital of "NIZHNEKAMSKNEFTEKHIM INC." by allocation of additional ordinary nominal shares via closed subscription among the shareholders of "NIZHNEKAMSKEFTEKHIM INC" in proportion to the quantity of the ordinary nominal shares belonging to them.**
3. **Approval of transaction between "NIZHNEKAMSKNEFTEKHIM INC." and Limited Liability Company "TELECOM-MANAGEMENT", the commitment of which is of interest.**
4. **Approval of transaction between "NIZHNEKAMSKNEFTEKHIM INC." and the Open Joint-Stock Company "SVYAZINVESTNEFTEKHIM", the commitment of which is of interest.**
5. **Approval of transaction between "NIZHNEKAMSKNEFTEKHIM INC." and Trust Partnership "NIZHNEKAMSKNEFTEKHIM-MANAGEMENT 1 AND CO.", the commitment of which is of interest.**

The information (materials), subject to presentation to persons entitled to participate in the general shareholders' meeting can be provided through the following address:
"Nizhnekamskneftekhim Inc", Corporate Property and Investment Management, Nizhnekamsk , Tatarstan Republic, starting from **November 20 till December 11, 2006,** from 10.00 a.m till 15.00 p.m. of Moscow time.
Information can be obtained:
Tel. (8555)37-53-36, 37-70-11;
Fax: (8555) 37-98-12;

Board of Directors of "Nizhnekamskneftekhim" Inc.

Sincerely,

I.V. Larionov
Deputy General Director – Head of Department for Corporate Property and Investments.